

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 4, 2016

Carlin G. Conner
President and Chief Executive Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136-4216

Re: SemGroup Corporation
Registration Statement on Form S-4
Filed July 14, 2016
File No. 333-212522
Form 10-K for Fiscal Year Ending December 31, 2015
Filed February 26, 2016
Form 8-K
Filed May 5, 2016
File No. 1-34736

Dear Mr. Carlin:

　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Notice of Special Meeting

1.　　Here, and in the forepart of the prospectus, you reference two proposals but we are unable to locate sections of the prospectus that specifically list those proposals. Please advise or revise.

<u>Questions and Answers, page vi</u>

2.   Provide a separate question that addresses the nature and extent of the affiliation between the officers and directors of the SemGroup Parties and Rose Rock.

<u>The Merger, page 33</u>

<u>Background of the Merger, page 33</u>

3.   Clarify the nexus between the fact that SemGroup Board had "discussed various options that could potentially complement, enhance or improve the competitive strengths and strategic position of SemGroup, with the ultimate objective of maximizing value for SemGroup investors" and the decision of SemGroup management to evaluate "several strategic options to address Rose Rock's high cost of capital."

4.   We note your disclosure that SemGroup's management and board began evaluating "several strategic options to address Rose Rock's high cost of capital and unlock value for SemGroup and its investors," in early 2016 and that at SemGroup board meetings on February 24 and April 4, 2016 the board heard additional details about these alternatives and "their respective benefits and disadvantages." Further, on May 30, 2016, SemGroup executives provided the board with the financial and strategic alternatives to the Merger and the primary reasons why SemGroup management did not consider such alternatives feasible or advantageous. Please expand your presentation regarding these alternatives and discuss why SemGroup chose to pursue the "Simplification" with Rose Rock as opposed the other options.   Describe the strategic alternatives considered and explain why they were not pursued.   Summarize all material presentations.

5.   Expand the third full paragraph to clarify whether SemGroup asked Barclays to consider strategic alternatives to the Simplification. Provide comparable information regarding the instructions given by Rose Rock to Evercore.

6.   Your discussion regarding the deliberation of the Rose Rock Conflicts Committee ("RRCC") on April 19, 2016, reveals that SemGroup's management presented the committee with its rationale for considering the transaction with Rose Rock, the benefits to the transaction, and the alternatives to the Rose Rock transaction. We also note that the RRCC heard "reactions to alternative transactions" from its counsel and financial advisor at this meeting. Please clarify the nature of these presentations, the alternatives considered by the RRCC, the reactions of the RRCC's advisors, and the RRCC's rationale for recommending the Simplification.

7.   Please discuss the factors the RRCC considered in determining whether it would condition the Simplification upon a separate vote of the Rose Rock unaffiliated unitholders and the factors that led to the decision not to condition the Simplification upon such a vote.

In this regard, explain why SemGroup "would not accept a term conditioning the Merger on a separate vote of the Rose Rock Unaffiliated Unitholders."

8.   Please state why the Rose Rock board determined that Messrs. Dunn and Gray were the most appropriate individuals to serve on the RRCC.

Unaudited Financial Projections of SemGroup and Rose Rock, page 49

9.   Clarify whether these projections assume the sale of NGL Partners LP. In this regard, we note that you refer to both the "Management Base Case Projections" and the "revised Management Base Case Projections" in "The Merger" section but appear to use those terms interchangeably. Please revise that section for clarity.

Opinion of Evercore – Financial Advisor to the Rose Rock Conflict Committee, page 52

General, page 73

10.   As required by Item 4(b) of Form S-4 and Item 1015(b)(3), (4) and (5) of Regulation M-A, please revise your disclosure to:

- describe the method used by RRCC to select Evercore;

- quantify the fees paid by Rose Rock to Evercore or its affiliates in connection with any material relationship that existed during the past two years and clarify the nature of the June 2015 engagement of Evercore; and,

- state whether Rose Rock or an affiliate determined the amount of consideration to be paid or whether Evercore recommended the amount of consideration to be paid.

Opinion of Barclays – Financial Advisor to SemGroup, page 76

General, page 84

11.   As required by Item 4(b) of Form S-4 and Item 1015(b)(3), (4) and (5) of Regulation M-A, please revise your disclosure as follows:

- describe the method used by RRCC to select Barclays;

- quantify the fees paid by SemGroup to Barclays or its affiliates in connection with any material relationship that existed during the past two years; and,

- state whether SemGroup or an affiliate determined the amount of consideration to be paid or whether Barclays recommended the amount of consideration to be paid.

Information Regarding Forward Looking Statements, page 141

12.   We note that both SemGroup and Rose Rock make forward-looking statements in reliance on the safe harbor protections provided under the Public Securities Litigation Reform Act of 1995. However, both Sections 27A(b)(2)(E) of the Securities Act and 21E(b)(2)(E) of the Exchange Act specifically exclude the projections of the PSLRA to partnerships. Therefore, please delete any references to the safe harbor or state explicitly that the safe harbor protections the PSLRA provides do not apply to statements you make relating to such operations.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income, page F-5

13.   We note that you currently control and consolidate Rose Rock Midstream, LP and that you will retain control subsequent to the proposed merger. Tell us how you considered the guidance per Rule 11-02(c)(2)(ii) of Regulation S-X with regards to the number of periods for which a pro forma income statement is presented.

Exhibits, II-7

14.   Provide the complete set of exhibits, as well as the exhibit index, required by Item 601(a) of Regulation S-K for the Form S-4. File also the form of proxy or consent you will provided to shareholders.

Exhibit 5.1

15.   The legal opinion you have filed as Exhibit 5.1 to the registration statement is a "form of opinion" rather than an actual opinion. Provide the actual signed opinion prior to requesting effectiveness. Please note we will need appropriate time to review the opinion and may have further comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments on your Form 10-K within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

How We Evaluate Our Operations, page 34

Adjusted EBITDA, page 35

16. You state that the non-GAAP measure Adjusted EBITDA includes adjustments for selected items that you believe impact the comparability of your financial results between reporting periods. However, it appears that many of the adjustments to this non-GAAP measure relate to items that occurred in multiple periods. Item 10(e)(ii)(B) of Regulation S-K prohibits adjustments to non-GAAP performance measure that eliminate non-recurring, infrequent, or unusual items when there was a similar charge or gain within the prior two years. Please revise your disclosure accordingly. Also, refer to question of the Question 102.03 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

17. In your earnings release, you state that the items presented in reconciling Adjusted EBITDA include selected items that you believe impact the comparability of financial results between reporting periods, but do not represent all items that affect comparability. Revise the disclosure provided as part of your annual report to explain the extent to which Adjusted EBITDA reflects items that impact the comparability of your results and to describe the process through which you determine the adjustments that should be made in calculating this non-GAAP measure. Refer to Item 10(e)(i)(C) of Regulation S-K.

Form 8-K filed May 5, 2016

18. You disclose a non-GAAP measure in the headlines to your earnings release without also showing the comparable GAAP measures and you present a non-GAAP measure using a style of presentation that emphasizes the non-GAAP measure over the comparable GAAP measure. In addition, in your earnings release for the period ended December 31, 2015, a non-GAAP measure precedes the most directly comparable GAAP measure. These presentations are inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

19. You present the non-GAAP measure Cash Available for Dividends which is reconciled to net income. However, Cash Available for Dividends is defined in your Form 10-K as cash from operating activities plus cash distributions received from your interests in Rose Rock Midstream, LP and NGL Energy Partners LP, less cash interest expense, cash paid

for income taxes, maintenance capital expenditures, and any cash reserves established by management. As Cash Available for Dividends appears to be a liquidity measure, explain why you believe it is appropriate to reconcile it to net income. Refer to Item 10(e)(i)(B) of Regulation S-K.

20.   In your earnings release, the adjustments identified to calculate Cash Available for Dividends include items such as cash income taxes, cash interest expense, and maintenance capital expenditures. However, it appears that your reconciliation includes adjustments beyond those identified in the description of this non-GAAP measure. Revise your description to identify all adjustment made to calculate Cash Available for Dividends.

21.   Please tell us why Cash Available for Dividends provides useful information to investors as it does not appear that you are required to make a periodic distribution of available cash. Refer to Item 10(e)(i)(C) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Diane Fitz, Staff Accountant, at 202-551-3725 or, in her absence, Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3745 with any other questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources